Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Sara P Crovitz
Partner
scrovitz@stradley.com
202.507.6414

January 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. John M. Ganley

Re:	Fundrise Income Real Estate Fund, LLC File Nos. 333-259996 and 811-23745

Dear Mr. Ganley:

This letter responds to the comment provided regarding the amended registration statement on Form N-2 by Fundrise Income Real Estate Fund, LLC (the “Fund”) filed via the EDGAR system on December 21, 2021. Defined terms not herein defined shall have the meaning set forth in the Fund’s registration statement.

PROSPECTUS:

1.
Comment: In the Prospectus under “INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES – Fund’s Target Investment Portfolio - Investments in Residential and Commercial Real Property,” clarify that other than investing in a Controlled Subsidiary or a joint venture, the Fund does not currently intend to invest through a subsidiary in which the Fund owns more than 25% of the voting securities of the subsidiary. In addition, consider revising the reference to “joint venture subsidiary”.

Response: The Registrant will add the following and delete “subsidiary” after “joint venture” as requested in its next filing:

Other than investing in a Controlled Subsidiary or a joint venture, the Fund does not currently intend to invest through a subsidiary in which the Fund owns more than 25% of the voting securities of the subsidiary.

* * * * * * * *

Please do not hesitate to contact me at (202) 507-6414, or in my absence, Taylor Brody at (215) 564-8071, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted, /s/ Sara Crovitz Sara Crovitz

cc:	Taylor Brody Bjorn Hall Benjamin Miller Sarah Nania Michelle Mirabal